Filed pursuant to Rule 424(b)(3)
Registration No. 333-121586

PROSPECTUS

3,253,013 Shares

COMTECH GROUP, INC.

Common Stock

This prospectus relates to the resale of up to 3,253,013 shares of our common stock being offered by the selling shareholders. Of the shares covered by this prospectus, 2,370,050 shares have been issued, 767,963 shares are issuable upon the exercise of outstanding warrants and 115,000 shares are issuable upon the exercise of outstanding stock options. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. Assuming that all of the warrants held by selling shareholders are exercised for cash, we will realize proceeds of approximately $2,083,111. Assuming that all of the stock options held by selling shareholders are exercised for cash, we will realize proceeds of approximately $345,000. The shares being offered by the selling shareholders as set forth herein were previously registered on a Registration Statement on Form S-1(Registration No. 333-121586), that was declared effective on February 4, 2005 and subsequently amended in a Post-Effective Amendment on Form S-1 on April 21, 2005. This prospectus updates the information provided in the Post-Effective Amendment on Form S-1.

Our common stock is traded on the Nasdaq National Market under the symbol "COGO.”  On April 28, 2006, the last closing price for our common stock was $12.96.

See "Risk Factors" beginning on page 3 of this Prospectus for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 8, 2006.

OUR BUSINESS

We are a provider of customized module design solutions in China and serve as a gateway for our suppliers to access leading electronics manufacturers in China. Our customized module design solutions allow our customers to use technology components from established suppliers in a timely and cost-effective manner, reducing their time-to-market and lowering their overall costs. Our close collaboration with our customers’ product development teams gives us an understanding of their needs, and enables us to provide customization of our suppliers’ technology components with module designs to suit each of our many customers’ specific needs.

We have historically focused on the mobile handset and telecom equipment end-markets in China, but have recently expanded our addressable market to include the digital consumer electronics end-market. Within these industries we focus on wireless, broadband and digital home entertainment products. Over the last three years, we have worked with over 200 customers, including a majority of the largest and most well-known manufacturers in the mobile handset and telecom equipment end-markets in China. In addition to these original equipment manufacturers, or OEMs, our other customers include industry participants that support these OEMs, such as subsystem designers and contract manufacturers. In developing customized module design solutions for use in our customers’ products, we work closely with over 30 suppliers of technology components, including many large multinational companies such as Broadcom, JDS Uniphase and Matsushita.

Based on a given customer’s specific design requirements, we propose a customized module reference design, which typically incorporates technology components from our suppliers. If the customer accepts our module reference design, it will generally agree to purchase from us some of the specific components contained in our proposed design. Our customers and their third-party contract manufacturers are responsible for the manufacture and assembly of the customized module design solutions based on our designs. Our business model is to generate revenue by reselling a limited number of specific components required in our module reference designs. The difference between the purchase price we pay our suppliers for these components and our sales price to our customers for these components compensates us for our design, technical support and distribution services.

In 2006 we expect to commence the development of a location based search application. We anticipate using this application in mobile phones tailored to certain targeted users such as children and the elderly. In addition, we will provide technology and engineering services, business process outsourcing, network system integration and related training and maintenance services to the well-known manufacturers in the mobile handset and telecom equipment end-markets both in China and south-east regions of Asia.

Our principal executive offices are located at Room 10001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 5180 PRC, and our telephone number is 011-86-755-267-43210.

RISK FACTORS

Investment in our shares involves a degree of risk. You should consider the following discussion of risks as well as other information in this prospectus and the incorporated documents before purchasing any shares. Each of these risk factors could adversely affect our business, operating results, prospects and financial condition, as well as adversely affect the value of an investment in our common stock.

Risks Related to Our Business

Our operating results fluctuate from quarter to quarter.

Our quarterly revenue, income and other operating results have fluctuated in the past and may fluctuate significantly in the future due to a number of factors, including the following:

•	The ability of our suppliers to meet our supply requirements;

•	The cancellation of large orders;

•	Competitive pressures;

•	The time required for research and development;

•	Changing design requirements resulting from rapid technology shifts; and

•	Industry trends impacting the overall market for our customers’ end-products.

As a result of these and other factors, our results of operations may vary on a quarterly basis and net revenue may be adversely affected from period to period. Our results of operations for a particular quarter may not be indicative of our future performance. If our operating results in a quarter fall below our expectations or the expectations of market analysts or investors, the price of our common stock is likely to decrease.

Our operating results are substantially dependent on development of new customized module design solutions.

We may be unable to develop new customized module design solutions in a timely or cost-efficient manner, and these new solutions may fail to meet the requirements of our customers’ end-markets. If we fail to develop new solutions that help our customers respond to competitive pressures, achieve shorter time-to-market or broaden and improve their product offerings, we will lose business and our results of operations will be materially and adversely affected.

If our customers do not accept our proposed customized module design solutions or do not purchase from us the specified components contained in the proposed module reference design, our net revenue will be adversely affected.

While approximately 50% of our proposed customized module design solutions are accepted by our customers, there is no obligation for customers to accept our proposed solutions. We dedicate personnel, management and financial resources to research and development and technical support in developing new customized module design solutions for our customers. The time frames for most research and development projects typically range from two to 18 months. Because we do not charge a design fee for our services, but rather generate revenue through the resale of specified components contained in our proposed reference designs, if our customers do not accept our proposed designs, we will fail to capitalize on the invested resources, time and effort that we expended on a project.

Furthermore, our customers typically make purchases on a purchase order basis. Prior to submission of a purchase order, our customers are not obligated to purchase from us any quantity of specific components that we propose to sell in our proposed module reference design. Our customers may cancel or defer their purchase orders on short notice without significant penalty. Even if a customer accepts our proposed module reference design, the customer could bypass us and contract with our competitors or possibly our suppliers directly for the purchase of the specific components we otherwise had proposed to sell. The failure to accept our proposed module reference design, the loss of ongoing business from our customers or the transition away from us in favor of direct purchases from our competitors or suppliers could each result in our failure to realize potentially significant net revenue.

Reliance on our suppliers, with whom we often do not have long-term supply agreements, makes us vulnerable to the loss of one or more key suppliers or the delivery capabilities of our suppliers.

We typically rely on a limited number of key suppliers, and many customized module design solutions that we develop are designed around technology components provided by our suppliers. We typically do not have long-term supply agreements or other forms of exclusive arrangements with our suppliers. In 2005, for example, Matsushita Electric Works, Ltd. and its affiliated entities, or Matsushita, and Broadcom Corp. accounted for approximately 41.7% and 35.5%, respectively, of our cost of revenue. Furthermore, although we deal with approximately ten different divisions within Matsushita, purchases of relays and connectors from Matsushita accounted for a substantial portion of our cost of revenue attributable to Matsushita. If we lose a key supplier or a supplier reduces the quantity of products it sells to us, does not maintain a sufficient inventory level of products required by us or is otherwise unable to meet our demand for its components, we may have to expend significant time, effort and other resources to locate a suitable alternative supplier and secure replacement components. For example, when a key supplier recently relocated its production facilities, interruption in its production capacity resulted in its inability to meet our quarterly supply requirements. If suitable replacement components are unavailable, we may be forced to redevelop certain of our solutions, which ultimately may not be accepted by our customers.

Also, if our suppliers fail to introduce new products that keep up with new technologies, they may be surpassed by other suppliers entering the market with whom we may not have existing relationships. The costs and delays related to finding new suppliers or redeveloping solutions could significantly harm our business.

If we fail to attract and retain key personnel, particularly our chief executive officer, our business will be materially impaired and our financial condition and results of operations will suffer.

Our business greatly relies on the continued services of Jeffrey Kang, our principal shareholder and chief executive officer. Many relationships with our key suppliers and key customers have been developed by and continue to be maintained by Mr. Kang. Our future success will depend to a significant degree upon the performance and contribution of Mr. Kang and other members of our senior management team in areas including sales, research and development, information technology and finance. Therefore, our business and results of operations may be materially and adversely affected if Mr. Kang or another member of our senior management team leaves us, which they may do at any time since, as with the exception of our chief financial officer, they do not have an employment or non-compete agreement with us. In addition, we will incur additional expenses to recruit and develop senior management members if one or more of our key employees is unwilling or unable to continue his or her employment with us. We do not maintain key man life insurance covering our senior management or any of our key employees.

Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly-skilled personnel. If we cannot attract and retain the personnel we require at a reasonable cost, our cost of revenue will increase and the profitability of our business could be negatively affected. Our business is especially dependent on sales, marketing and research and development personnel. Competition in China for executive-level and skilled technical and sales and marketing personnel is strong, and recruiting, training, and retaining qualified key personnel are important factors affecting our ability to meet our growth objectives. Should key employees leave our company, we may lose both an important internal asset and net revenue from customer projects in which those employees were involved.

Loss of key customers may adversely impact our net revenue.

We generate the majority of our net revenue from a small number of key customers, and we anticipate that a small number of key customers will continue to account for a significant portion of our net revenue in the foreseeable future, particularly in the telecom equipment market. In 2005, our sales to Huawei, T&W and ZTE accounted for approximately 8.7%, 8.3% and 7.1%, respectively, of our net revenue. Sales to our top 10 customers represented approximately 50.6% of our net revenue in 2005. Should we lose, receive reduced orders from, or experience any adverse change in our relationship with any of our key customers, we will suffer a substantial loss in net revenue.

The end-markets in which we operate are highly competitive and fragmented. We expect competition to intensify in the future, and if we fail to compete effectively, our business will be harmed.

Pressures from current or future competitors could cause our solutions to lose market acceptance or require us to significantly reduce our sales prices to keep and attract customers. Our competitors often have longer operating histories, stronger customer and supplier relationships, larger technical staffs and sales forces, and/or greater financial, technical and marketing resources than we do. Although we believe that there are no direct competitors of any meaningful size who operate using the same business model as ours, we face indirect competition from:

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Other technology component suppliers. For each project, we work with one enabling technology component supplier to compete against other enabling technology component suppliers. Consequently, we indirectly compete against our suppliers’ competitors. For example, by working with JDS Uniphase, we compete against companies such as Avanex Corp. and Bookham Inc. in supplying optical transmission module design solutions.

•
Component manufacturers and distributors. We compete indirectly with component manufacturers such as Epcos AG, and component distributors such as Arrow Electronics, Inc., Avnet Inc., and Memec Inc., which may seek to expand their product/service offerings to include customized module design solutions.

We may also face indirect competition from customers and suppliers. Currently many of our customers and suppliers do not focus on customized module design. If our customers or suppliers decide to devote more time and resources to in-house module design, the demand for our solutions may decline. In addition, our customers may change their procurement strategy or decide to rely on us primarily for component delivery and not for integration or design work. Similarly, component suppliers may also seek to offer their component products or modules incorporating key components from our solutions directly to our customers. The loss of customers for our customized module design solutions as a result of these competitive factors would have a material adverse effect on our business, financial condition and results of operations.

As we expand our business, we intend to develop new customized module design solutions and technological capabilities in end-markets where we do not currently have extensive experience or technological capability. Failure to develop or execute this growth strategy will have a material adverse effect on our net revenue.

Historically we have derived substantially all of our net revenue from our customized module design solutions provided to customers in the mobile handset and telecom equipment end-markets. We recently began targeting the digital consumer electronics and storage solution end-markets as well as developing a location based search application and providing technology and engineering services in which we have not had extensive experience or developed significant technological capability to date. In particular, we have not had any prior experience or technological capability in the storage solutions end-market. We also do not have any operating history for the location based search application nor the provision of technology and engineering services, although we are cooperating with the business strategic partners who have expertise in these businesses. Over time, we hope to develop our integrated circuit and application software design capabilities and provide solutions based on our own proprietary technology, primarily for Internet protocol television, or IPTV, set-top boxes and digital televisions, or DTV. We also expect to internally establish a strong research and development team in our proposed location based search application and increase the number of employees providing technology and engineering services. Our success in the digital consumer electronics end-market will depend, in significant part, on our ability to develop the necessary technological capability and to leverage our existing customer base that has expanded into this end-market. We expect to incur significant research and development expenses, through hiring additional engineering personnel to develop new solutions and expanding our intellectual property capabilities. If we are unable to quickly develop technological expertise, increase our research and development capabilities and leverage our customer base as anticipated, our return on our investment with respect to these efforts may be lower than anticipated and our operating results may suffer. Moreover, market acceptance of our customers’ new digital consumer electronics products, such as IPTV set-top boxes and DTV, is unproven, and our new markets for digital consumer electronics and storage solutions may not develop as anticipated, or at all. Finally, our customer base may not respond to our efforts to expand our proprietary capabilities and may be unwilling to utilize these enhanced capabilities.

We may be unable to manage rapid growth and a changing operating environment, which could adversely affect our ability to serve our customers and harm our business.

We have experienced rapid growth over the last five years, with our net revenue increasing from RMB171.7 million in 2001 to RMB866.3 million ($107.3 million) in 2005. Over the same period, our number of employees has also increased from approximately 30 to 200. We have limited operational, administrative and financial resources, which may be inadequate to sustain our current growth rate. If we are unable to manage our growth effectively, the quality of our solutions could deteriorate and our business may suffer. As our customer base increases and we enter new end-markets, such as the digital consumer electronics end-market, or as we expand our technological capabilities to include integrated circuit and application software design, we will need to:

•	Increase our investments in personnel, research and development capabilities, facilities and other operational areas;

•	Continue training, motivating and retaining our existing employees, and attract and integrate new qualified employees;

•	Develop and improve our operational, financial, accounting and other internal systems and controls; and

•	Take enhanced measures to protect any proprietary technology or technological capability we develop.

Any failure to manage our growth successfully could distract management’s attention and result in our failure to serve our customers and harm our business.

We may not have sufficient funds to pay our accounts payable when due, which could adversely affect our operations and net revenue.

We experience a time lag in our accounts payable and accounts receivable cycles. Consequently, we may experience periods during which our cash from operations is insufficient to fund our working capital requirements. We have historically funded our working capital requirements through cash on hand, operating cash flows, as well as short-term credit facilities, factoring arrangements and loans from our principal shareholder and chief executive officer, Jeffrey Kang, and his affiliated companies. As we grow and our working capital requirements increase, these facilities may not be sufficient to meet our needs. We may be unable to maintain these liquidity sources or obtain additional liquidity sources on commercially reasonable terms to meet our increased funding requirements. For additional details regarding our working capital needs and arrangements, please see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources.”

We generally cannot replace a supplier without the need to redevelop the modules that incorporate its components, and in doing so, we would incur significant expenses and consume additional development time. If we do not have sufficient working capital to pay our suppliers on a timely basis, we may be unable to grow our business, and our suppliers may reduce the quantity of components they supply or may no longer sell components to us, either of which would have a material adverse effect on our net revenue and results of operations.

We face risks associated with future investments or acquisitions.

An important component of our growth strategy is to invest in or acquire companies that possess complementary design capabilities and technologies. We may be unable to identify suitable investment or acquisition candidates or to make these investments or acquisitions on a commercially reasonable basis, if at all. If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction.

Integrating an acquired company or technology is complex, distracting and time consuming, as well as a potentially expensive process. The successful integration of an acquisition would require us to:

•	Integrate and retain key management, sales, research and development, and other personnel;

•	Incorporate the acquired products or capabilities into our offering both from an engineering and sales and marketing perspective;

•	Coordinate research and development efforts;

•	Integrate and support pre-existing supplier, distribution and customer relationships; and

•	Consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

The geographic distance between the companies, the complexity of the technologies and operations being integrated and the disparate corporate cultures being combined may increase the difficulties of combining an acquired company or technology. Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems. Management’s focus on integrating operations may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts.

Our acquisition strategy also depends on our ability to obtain necessary government approvals that may be required, as described under “—Risks Related to Doing Business in China—Our acquisition strategy depends on government regulatory approvals in China.”

The unauthorized use of our module design solutions could have a material adverse impact on our net revenue.

Our in-house design engineering teams develop our customized module design solutions. We typically do not have patent or other intellectual property protection for our solutions, nor do we typically have non-disclosure or confidentiality agreements with most of our suppliers or customers to keep our design specifications confidential. Suppliers or other competitors may attempt to circumvent us by selling products or providing module design solutions directly to our customers.

A component of our growth strategy is to begin to develop proprietary solutions in-house, specifically integrated circuits and application software design, and to make strategic investments in, form strategic alliances with or acquire, companies that possess complementary design capabilities and technology. Therefore, we expect that proprietary intellectual property will become increasingly important to our business. The unauthorized use by our suppliers or other competitors of our module design solution specifications or other intellectual property in the future would result in a substantial loss of our net revenue. The validity, enforceability and scope of protection of intellectual property in China is uncertain and still evolving, and PRC laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States. Moreover, litigation may be necessary in the future to enforce any intellectual property rights we may establish or acquire in the future, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

We became a public company through a share exchange with a non-operating public shell company, where we were the accounting acquirer and assumed all known and unknown potential liabilities of our predecessor entity.

Our July 2004 share exchange with Trident was accounted for as a reverse merger in which Comtech Cayman was deemed the accounting acquirer and Trident, which was originally incorporated in 1917, was the legal acquirer. We have retained all the known and unknown liabilities of Trident. In addition to threatened litigation by Centerpoint Corporation and Bion Environmental Technologies, Inc. for an alleged breach of fiduciary duties in connection with a transaction that took place before the share exchange, we cannot guarantee that other potential liability will not come to our knowledge in the future.

We depend upon contractual agreements with the two shareholders of Shenzhen Comtech in conducting our business through Shenzhen Comtech and Shanghai E&T and receiving payments, which may not be as effective in providing operational control as direct ownership and may be difficult to enforce. Further, if the PRC government finds these contractual agreements violate or conflict with PRC governmental regulations, our business would be materially adversely affected.

At the time of its incorporation, foreign shareholding in a trading business such as Shenzhen Comtech could not exceed 65%. With subsequent PRC deregulation, foreign ownership of such a trading business can now reach 100%. However, foreign ownership of companies in the PRC engaged in commodity trading businesses—which includes agency trade, wholesale, retail and franchise operations—is subject to restrictions under PRC laws and regulations, and requires special approval from the PRC Ministry of Commerce, which is time consuming to obtain. In order to exercise control over Shenzhen Comtech (a PRC operating company legally permitted to engage in a commodity trading business), without direct shareholding by us (a U.S.-listed company and therefore a foreign-invested entity), our principal shareholder and chief executive officer, Jeffrey Kang and his wife, Nan Ji, own through contractual agreements and for the benefit of our 100% directly owned subsidiary, Comtech China, all of the equity interest in our PRC operating company, Shenzhen Comtech, which, in turn, owns 60% equity interest in another of our PRC operating companies, Shanghai E&T. While we do not have any equity interest in Shenzhen Comtech, through these contractual agreements, we enjoy voting control and are entitled to the economic interests associated with Jeffrey Kang’s and Nan Ji’s equity interest in Shenzhen Comtech. These contractual agreements may not be as effective in providing us with control over Shenzhen Comtech as direct ownership because we rely on the performance of Jeffrey Kang and Nan Ji under the agreements. If Jeffrey Kang or Nan Ji fail to perform his or her respective obligations under the agreements, we may have to incur substantial costs and resources to enforce such agreements and may not be able to do so in any case. Also, we must rely on legal remedies under applicable law, which may not be as effective as those in the United States. Because we rely on Shenzhen Comtech and Shanghai E&T in conducting our business operations in China, the realization of any of these risks relating to our corporate structure could result in a material disruption of our business, diversion of our resources and the incurrence of substantial costs, any of which could materially and adversely affect our operating results and financial condition.

In the opinion of our PRC counsel, Grandall Legal Group, the ownership structure of Shenzhen Comtech and the contractual agreements among Comtech China, Mr. Kang and Ms. Ji do not violate existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including but not limited to the laws and regulations governing the validity and enforcement of these contractual agreements. In particular, this type of contractual agreement is not commonly seen in China and accordingly, we cannot assure you that PRC regulatory authorities will not determine that these contractual agreements with Jeffrey Kang and Nan Ji violate or conflict with PRC laws or regulations, including those regarding restrictions on foreign investments in trading businesses.

In 2005, Nan Ji has executed an agreement to transfer her 70% equity interest in Shenzhen Comtech to Jeffrey Kang and her 1% equity interest in Shenzhen Comtech to Huimo Chen, the mother of Jeffrey Kang, who is a PRC citizen. Jeffrey Kang and Huimo Chen have also agreed that upon the successful transfer of Nan Ji’s equity interest as described above, they will enter into and be bound by the same contractual arrangements with Comtech China relating to the voting control of Shenzhen Comtech.

If we or our PRC operating company, Shenzhen Comtech, are found to violate any existing or future PRC laws or regulations, the relevant regulatory authorities will have broad discretion in dealing with such violation, which would cause significant disruptions to our business operations or render us unable to conduct our business operations and may materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Industry

Historically, we have focused on the mobile handset and telecom equipment end-markets in China, but recently expanded our focus to include the digital consumer electronics end-market in China. We currently do not derive a significant portion of our net revenue from the consumer electronics end-market.

Our inability to respond quickly and effectively to rapid technological advances and market demands would adversely impact our competitive position and our results of operations.

The mobile handset and telecom equipment end-markets are characterized by rapid technological advances, intense competition, frequent introduction of new products and services and consumer demand for greater functionality, lower costs, smaller products and better performance. We must constantly seek out new products and develop new solutions to maintain in our portfolio. We have experienced and will continue to experience some solution design obsolescence. We expect our customers’ demands for improvements in product performance to increase, which means that we must continue to improve our design solutions and develop new solutions to remain competitive and grow our business. Our failure to compete successfully for customers will result in price reductions, reduced margins or loss of market share, any of which would harm our business, results of operations and financial condition.

Substantially all of our net revenue currently comes from sales to manufacturers in the highly cyclical mobile handset and telecom equipment end-markets, and cyclical downturns could harm our operating results.

The mobile handset and telecom equipment end-markets are highly cyclical and have experienced severe and prolonged downturns, often in connection with maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The impact of slowing end-customer demand was compounded by higher than normal levels of equipment and inventories among our customers and our customers’ adjustments in their order levels, resulting in increased pricing pressure.

In addition, our recent and significant growth in net revenue resulted, in large part, from the high growth in sales of products manufactured by domestic mobile handset and telecom equipment manufacturers in China. These domestic manufacturers may not continue to grow their sales at historical levels, if at all. The stagnation or reduction in overall demand for mobile handset and telecom equipment products would materially affect our results of operations and financial condition.

The mobile handset end-market is characterized by a short product lifecycle, making time-to-market and sensitivity to customer needs critical to our success and our failure to respond will harm our business.

Mobile handsets typically have a lifecycle of approximately six months before the technology becomes obsolete. Time-to-market, both with respect to our customers’ ability to supply consumers with timely and marketable products and our ability to provide our customers with a wide array of latest generation customized module design solutions, is critical to our success. As design cycles in the industry shorten, we face logistical challenges in providing our solutions in an increasingly shorter timeframe. If we are unable to respond to the shortened lifecycles and time-to-market, our business will suffer.

Risks Related to Doing Business in China

There are substantial risks associated with doing business in China, including those set forth in the following risk factors.

Our operations may be adversely affected by China’s economic, political and social conditions.

Substantially all of our operations and assets are located in China and substantially all of our net revenue derived from our operations in China. Accordingly, our results of operations and future prospects are subject to economic, political and social developments in China. In particular, our results of operations may be adversely affected by:

•	changes in China’s political, economic and social conditions;

•	changes in policies of the government or changes in laws and regulations, or the interpretation of laws and regulations;

•	changes in foreign exchange regulations;

•	measures that may be introduced to control inflation, such as interest rate increases; and

•	changes in the rate or method of taxation.

The PRC economy has historically been a planned economy. The majority of productive assets in China are still owned by various levels of the PRC government. In recent years the government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the economy and a high level of management autonomy. Such economic reform measures may be inconsistent or ineffectual, and we may not benefit from all such reforms. Furthermore, these measures may be adjusted or modified, possibly resulting in such economic liberalization measures being applied inconsistently from industry to industry, or across different regions of the country.

In the past twenty years, China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP. This growth may not be sustainable. Moreover, a slowdown in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in China which depends on exports to those countries. Our financial condition and results of operations, as well as our future prospects, would be materially and adversely affected by an economic downturn in China.

Our financial results benefit from tax concessions granted by the PRC government, the change to or expiration of which would materially change our results of operations.

Our results of operation may be adversely affected by changes to or expiration of preferential tax concessions that some of our PRC operating companies currently enjoy or expect to enjoy in the future. The statutory tax rate generally applicable to Chinese companies is 33%. As a result of preferential tax rate incentives, our operations have been subject to relatively low tax liabilities. Tax that would otherwise have been payable without preferential tax treatment amounted to approximately RMB29.6 million($3.7 million), RMB19.9 million and RMB10.2 million in 2005, 2004, and 2003, respectively.

Tax laws in China are subject to interpretations by relevant tax authorities. The preferential tax treatment may not remain in effect or may change, in which case we may be required to pay the higher income tax rate generally applicable to Chinese companies, or such other rate as is required by the laws of China.

The telecom equipment market is extensively regulated in China.

The telecom equipment end-market accounted for 37.7% of our net revenues in 2005. China’s telecom industry is heavily regulated. Changes in regulations affecting sales of these customers could negatively affect the telecom equipment end-market for our solutions, which will materially harm our business.

PRC government control of currency conversion may affect our ability to meet foreign currency obligations.

Because the majority of our net revenue is denominated in Renminbi, any restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to meet our foreign currency obligations, primarily denominated in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), or the Rules, as amended. Under the Rules, once certain procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside China, without prior approval of the State Administration of Foreign Exchange of the People’s Republic of China, or its local counter-parts. Since a significant amount of our future revenues will continue to be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in China to fund our business activities outside of China, if any, or expenditures denominated in foreign currencies, or our ability to meet our foreign currency obligations, which could have a material adverse effect on our business, financial condition and results of operations. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi with respect to foreign exchange transactions.

Our acquisition strategy depends on government regulatory approvals in China.

Regulations were recently promulgated by State Development and Reform Commission, or SDRC, and the State Administration of Foreign Exchange, or SAFE, that require registration with, and approval from, PRC government authorities in connection with direct or indirect offshore investment activities by individuals who are PRC residents and PRC corporate entities. These regulations may apply to our future offshore or cross-border acquisitions, as well as to the equity interests in offshore companies held by our PRC shareholders who are considered PRC residents. We intend to make all required application and filings, and will require the shareholders of the offshore entities in our corporate group who are considered PRC residents to make the application and filings, as required under these regulations and under any implementing rules or approval practices that may be established under these regulations. However, because these regulations are relatively new and lacking implementing rules or reconciliation with other approval requirements, it remains uncertain how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities. The approval criteria by SDRC agencies for outbound investment by PRC residents are not provided under the relevant SDRC regulations. Also, the criteria for registration with SAFE agencies, and whether such registration procedure is discretionary, are still uncertain as the criteria, if any, are not provided for under relevant SDRC regulations. Furthermore, there is a lack of relevant registration precedents for us to determine the registration criteria in practice. Accordingly, we cannot provide any assurances that we will be able to comply with, qualify under or obtain any registration or approval as required by these regulations or other related legislations. Further, we cannot assure you that our shareholders would not be considered PRC residents, given uncertainties as to what constitutes a PRC resident for the purposes of the regulation, or that if they are deemed PRC residents, they would or would be able to comply with the requirements. Our failure or the failure of our PRC resident shareholders to obtain these approvals or registrations may restrict our ability to acquire a company outside of China or use our entities outside of China to acquire or establish companies inside of China, which could negatively affect our business and future prospects.

PRC laws and our corporate structure may restrict our ability to receive dividends and payments from, and transfer funds to, our PRC operating companies, which may negatively affect our results of operations and restrict our ability to act in response to changing market conditions.

Substantially all of our operations are conducted through our PRC operating companies. The ability of our PRC operating companies to make dividend and other payments to us may be restricted by factors such as changes in applicable foreign exchange and other laws and regulations. For example, under the SAFE regulations discussed in the previous risk factor, the foreign exchange activities of our present or prospective PRC subsidiaries are conditioned upon the compliance with the SAFE registration requirements by the shareholders of our offshore entities who are PRC residents. Failure to comply with these SAFE registration requirements may substantially restrict or prohibit the foreign exchange inflow to and outflow from our PRC subsidiaries, namely Comtech Communications and Comtech Software, including, remittance of dividends and foreign-currency- denominated borrowings by these PRC subsidiaries. In addition, our PRC operating companies are required, where applicable, to allocate a portion of their net profit to certain funds before distributing dividends, including at least 10% of their net profit to certain reserve funds until the balance of such fund has reached 50% of their registered capital. These reserves can only be used for specific purposes, including making-up cumulative losses of previous years, conversion to equity capital, and application to business expansion, and are not distributable as dividends. Our PRC operating companies are also required, where applicable, to allocate an additional 5% to 10% of their net profits to a statutory common welfare fund. The net profit available for distribution from our PRC operating companies is determined in accordance with generally accepted accounting principles in China, which may materially differ from a determination performed in accordance with U.S. GAAP. As a result, we may not receive sufficient distributions or other payments from these entities to enable us to make dividend distributions to our shareholders in the future, even if our U.S. GAAP financial statements indicate that our operations have been profitable.

We do not directly own the equity interest in Shenzhen Comtech, which accounted for approximately 11.7% of our net revenue in 2005, as well as Shenzhen Comtech’s 60% owned subsidiary, Shanghai E&T, which accounted for approximately 6.9% of our net revenue in 2005. Our principal shareholder and chief executive officer, Jeffrey Kang, the shareholder of Shenzhen Comtech, has contractually agreed, among others things, to apply all dividends or other payments they receive from Shenzhen Comtech to payments to our 100% directly owned subsidiary, Comtech China, or its designated entities, for valid and valuable consideration and to the extent permitted by applicable PRC law, including PRC foreign exchange law. PRC law and regulatory requirements would currently restrict the ability of Mr. Kang, based solely upon the contractual agreement, to directly apply the dividends or other payments he receives from Shenzhen Comtech in U.S. dollars to payments to Comtech China or in Renminbi to Comtech China’s designated entities in China. For example, the PRC foreign exchange authorities would have discretion to review the adequacy of the consideration given in exchange for the application of any dividends or payments from Shenzhen Comtech to Comtech China. If Jeffrey Kang fails to apply such dividends or other payments received from Shenzhen Comtech, which might include profit distributions from Shanghai E&T to Shenzhen Comtech, to payments to Comtech China or its designated entities, our financial condition would be negatively affected. Apart from the dividend distribution from our PRC subsidiaries to us, the transfer of funds from our company to our PRC operating companies, either as a shareholder loan or as an increase in registered capital or otherwise, is subject to registration or approval with or by PRC governmental authorities, including the relevant administration of foreign exchange and/or other relevant examining and approval authorities. These limitations on the free flow of funds between us and our PRC operating companies may restrict our ability to act in response to changing market conditions.

Fluctuations in the value of the Renminbi relative to foreign currencies could affect our financial condition, results of operations and the price of our common stock.

The majority of our net revenue is denominated in Renminbi, while a portion of our cost of revenue is denominated in foreign currencies, primarily U.S. dollars. Since 1994, the official exchange rate of Renminbi to U.S. dollars has been based on rates set by the People’s Bank of China and generally has been stable. However, recently there has been increased political pressure on the PRC government to decouple the Renminbi from the U.S. dollar, and the PRC government may in the future relinquish the U.S. dollar peg or increase the current trading range. Future movements in the exchange rate of Renminbi and other currencies may have an adverse effect on our financial condition and results of operations. For example, a depreciation of the Renminbi relative to the U.S. dollar would have the effect of reducing our U.S. dollar-translated net revenue and increasing the debt servicing requirements for our U.S. dollar-denominated debt. On the other hand, the appreciation of the Renminbi would make our customers’ products more expensive to purchase outside of China because many of our customers are involved in the export of goods, which could adversely affect their sales, thereby eroding our customer base and adversely affecting our results of operations.

The legal system in China has inherent uncertainties that may limit the legal protections available to you as an investor or to us in the event of any claims or disputes with third parties.

The legal system in China is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the central government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. As China’s foreign investment laws and regulations are relatively new and the legal system is still evolving, the interpretation of many laws, regulations and rules is not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the remedies available to you as an investor and to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

Substantially all of our operations and assets are located in China. In addition, most of our directors, executive officers and some of the experts named in this document reside within China, and many of the assets of these persons are also located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers or some of the experts named in this document, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal counsel, Grandall Legal Group, has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court judgments. As a result, recognition and enforcement in China of judgments of a court of the United States or any other jurisdiction, including judgments against us or our directors, executive officers, or the named experts, may be difficult or impossible.

Risks Related to Our Common Stock

Our principal shareholder and chief executive officer beneficially owns a substantial majority of our common stock. As a result, the trading price for our shares may be depressed due to market perception, and our principal shareholder and chief executive officer will be able to take actions that may be adverse to your interests.

Jeffrey Kang, our principal shareholder and chief executive officer, directly and through entities he controls, currently beneficially owns approximately 47.1% of our issued and outstanding common stock. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors, often perceive a disadvantage in owning shares in a company with only one or very few controlling shareholders. Furthermore, Mr. Kang has the ability to control the outcome of all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit you.

Efforts to comply with recently enacted changes in securities laws and regulations will increase our costs and require additional management resources. Our failure to comply could adversely affect our stock price.

As a closely-held company with no prior public reporting obligations prior to our share exchange with Trident in July 2004, we had committed limited personnel and resources to the necessary development of our internal controls and systems. In connection with our fiscal year 2005 financial statement audit, our independent auditors identified various internal control deficiencies and provided us with comments and recommendations for improvement in a number of areas with respect to our internal accounting systems and disclosure controls. These areas included, among other things: segregating duties in some sales and administrative functions; the creation of formal internal controls; policies and procedures in some administrative and accounting areas; an increase in accounting department resources; finalizing documentation to our existing internal controls and systems; and improving system controls related to information and technology systems matters. While we do not believe that any of the identified internal control deficiencies will materially adversely affect our financial statements, we cannot assure you that this will be the case.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, public companies are required to include a report of management on the company’s internal controls over financial reporting in their annual reports on Form 10-K and the public accounting firm auditing a company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2006. We have only recently begun to evaluate our internal controls over financial reporting. Given the status of our efforts, coupled with the fact that guidance from regulatory authorities in the area of internal controls continues to evolve, substantial uncertainty exists regarding our ability to comply by applicable deadlines. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2006 and future year ends, as required by Section 404 of the Sarbanes-Oxley Act, we could experience delays or inaccuracies in our reporting of financial information, or non-compliance with SEC reporting and other regulatory requirements. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect our stock price.

Significant dilution may result from the indemnification provisions of our share exchange agreement.

The terms of the share exchange with Trident provide for the issuance of up to 30,173,047 additional shares of our common stock to the original holders of Comtech Cayman in the event there is a breach of any representations, warranties, covenants or obligations made by Trident in the share exchange agreement for an amount of damages in excess of $625,000. This indemnification provision expired on April 30, 2005, except in the case of known claims, which will survive until such matters are resolved finally by a court of law. Prior to the expiration of this period, we were notified of a possible claim relating to a transaction entered into by Trident prior to the consummation of the share exchange agreement, that could trigger this indemnification provision. The potential issuance of additional shares of our common stock under this indemnification provision could result in dilution to other shareholders.

There has not been significant trading in our common stock, and our stock price may fluctuate dramatically in the future.

From March 1999 to January 30, 2005, our common stock was quoted on the Over-The-Counter Market, known as the “pink sheets”, or on the Electronic Bulletin Board of the Over-The-Counter Market, or OTCBB. Since January 31, 2005, our common stock has been quoted on Nasdaq under the symbol “COGO”. To date, there has been a limited trading market for our common stock. There is a significant risk that our stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	announcements that our net revenue or income are below research analysts’ expectations;

•	general economic slowdowns;

•	changes in market valuations of similar companies;

•	sales of large blocks of our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	fluctuations in stock market prices and volumes, which are particularly common among highly volatile securities of China-based companies.

Future sales of shares could have an adverse effect on the market price of our common stock.

A significant portion of our shares are held by a small number of shareholders. Historically, trading volume of our shares has been relatively low. Sales by our current shareholders of a substantial number of shares could significantly reduce the market price of our common stock. These sales could also impede our ability to raise future capital.

As of December 31, 2005, we had 31,445,058 shares of common stock outstanding, which shares will be able to be sold in the public market in the near future, subject to, with respect to shares of common stock held by affiliates and shares issued between 12 and 24 months ago, the volume restrictions and/or manner of sale requirements of Rule 144 under the Securities Act. On February 4, 2005, a registration statement on Form S-1 was declared effective with respect to 6,365,417 shares of our common stock. As of the date of this prospectus, of the 6,365,417 shares of common stock previously registered, 3,253,013 have not yet been offered for sale and are included herein. These shares are freely tradable without restriction or further registration, subject to the related prospectus delivery requirements.

As of December 31, 2005, we had stock options outstanding to purchase an aggregate of 2,472,500 shares of common stock and warrants outstanding to purchase 941,667 shares of our common stock. To the extent that the options and warrants are exercised, they may be exercised at prices below the price of our shares of common stock on the public market, resulting in a significant number of shares entering the public market and the dilution of our common stock. In addition, in the event that any future financing should be in the form of securities convertible into, or exchangeable for, equity securities, investors may experience additional dilution upon the conversion or exchange of such securities.

Special note regarding forward-looking statements
Many statements made in this prospectus under the captions “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Our business” and elsewhere are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that reflect our current expectations and views of future events. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including “anticipate”, “believe”, “expect”, “can”, “continue”, “could”, “estimate”, “intend”, “may”, “plan”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions. Uncertainties and other factors, including the risks outlined under “Risk Factors” contained in this prospectus, may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements include, among other things, statements regarding:

•	the availability and cost of products from our suppliers incorporated into our customized module design solutions;
•	changes in end-user demand for the products manufactured and sold by our customers;
•	general and cyclical economic and business conditions, domestic or foreign, and, in particular, those in China’s mobile handset, telecom equipment and consumer electronics industries;
•	the rate of introduction of new products by our customers;
•	the rate of introduction of enabling technologies by our suppliers;
•	changes in our pricing policies or the pricing policies of our competitors or suppliers;
•	our ability to compete effectively with our current and future competitors;
•	our ability to enter into and renew key corporate and strategic relationships with our customers and suppliers;
•	our implementation of stock-based compensation plans;
•	changes in the favorable tax incentives enjoyed by our PRC operating companies;
•	foreign currency exchange rates fluctuations;
•	adverse changes in the securities markets; and
•	legislative or regulatory changes in China.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our expectations are as of the date this prospectus, and we do not intend to update any of the forward-looking statements to conform these statements to actual results, unless required by law. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this prospectus. For additional details, please see “Where you can find more information.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. Assuming that all of the warrants held by selling shareholders are exercised for cash, we will realize proceeds of approximately $2,083,111. Assuming that all of the options held by selling shareholders are exercised for cash, we will realize proceeds of approximately $345,000.

SECURITY HOLDERS

We are registering for resale shares of our common stock (i) held by the selling security holders identified below and (ii) issuable to the selling security holders upon the exercise of warrants and options. We are registering the shares to permit the security holders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The shares being offered by the selling shareholders as set forth herein were previously registered on a Registration Statement on Form S-1 (Registration No. 333-121586), that was declared effective on February 4, 2005 and subsequently amended in a Post-Effective Amendment on Form S-1 on April 21, 2005.

The following table sets forth:

•	the name of the security holders,

•	the number and percent of shares of our common stock that the security holders beneficially owned prior to the offering for resale of the shares under this prospectus,

•	the number of shares of our common stock that may be offered for resale for the account of the security holders under this prospectus, and

•
the number and percent of shares of our common stock to be beneficially owned by the security holders after the offering of the resale shares (assuming all of the offered resale shares are sold by the security holders).

The number of shares in the column "Number of Shares Being Offered" represents all of the shares that each security holder may offer under this prospectus. We do not know how long the security holders will hold the shares before selling them or how many shares they will sell, and we currently have no agreements, arrangements or understandings with any of the security holders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the security holders listed below.

This table is prepared solely based on information supplied to us by the listed security holders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the shares offered hereby. The applicable percentages of beneficial ownership are based on an aggregate of 31,840,882 shares of our common stock issued and outstanding on March 31, 2006 or subject to issuance upon exercise of the warrants, adjusted as may be required by rules promulgated by the SEC.

No selling stockholder listed below has held any position, office, nor had any material relationship with us or any of our predecessors or affiliates during the past three years, except for Messrs. Hauser and Segall, who are current directors and were directors and officers of Trident, and Messrs. Arbib, Bulgari, Chase and Spier who were previously directors and/or officers of Trident. Kidron Corporate Advisors LLC was a financial advisor to Trident in connection with the share exchange in 2004 and for other matters in previous years. At the time of the October and November 2004 private placment of common stock of the Company, Mr. P.J. Lee was an investment banking advisor with C.E. Unterberg, Towbin, who acted as placement agent in the private placement and as an underwriter in the July 2005 public offering of common stock of the Company. Simtov LDC is an affiliate of Mr. Emanuel Arbib, who was an officer and a director of Trident.

Name of Selling Stockholder	Number of Shares, Warrants and Options Beneficially Owned Prior to Offering	Maximum Number of Underlying Shares to be Sold	Number of Shares, Warrants and Options Beneficially Owned After Offering	Percentage Ownership After Offering
Simtov LDC	164,027	132,281	31,746	*
Mark Hauser	355,185	234,168	121,017	*
Gianni Bulgari	799,866	205,533	594,333	1.87%
Kidron Corporate Advisors LLC	55,000	55,000	0	0
William Spier	23,700	23,700	0	0
Raiffeisen CentroBank AG	65,554	23,700	41,854	*
Hess Investment Fund	28,027	11,850	16,177	*
David Tobey	8,088	5,924	2,164	*
Philip Kendall	15,900	4,725	11,175	*
Jo-Jo El Investors LP	5,924	5,924	0	0
SG Private Banking (Suisse) SA	11,850	11,850	0	0
FAI General Insurance Company Limited	35,550	35,550	0	0
Emanuel Arbib	72,917	36,458	36,459	*
Nick Speyer	20,000	20,000	0	0
Mark Segall	106,250	15,000	91,250	*
Howard Chase	90,000	85,000	5,000	*
Renaissance US Growth Investment Trust PLC	480,000	480,000	0	0
BFS US Special Opportunities Trust PLC	480,000	480,000	0	0
Renaissance Capital Growth & Income Fund III, Inc.	240,000	240,000	0	0
SF Capital Partners Ltd.	449,185	228,500	220,685	*
Shea Ventures, LLC	507,500	507,500	0	0
Cordillera Fund L.P.	132,500	132,500	0	0
Peter John Lee	2,850	2,850	0	0
Lake Street Fund, L.P.	60,000	45,000	15,000	*
Nite Capital L.P.	62,500	62,500	0	0
Turkel Partners, L.P.	25,000	25,000	0	0
Richard M. Chong	8,000	8,000	0	0
William Shelander	2,000	2,000	0	0
Stuart Shapiro Money Purchase Plan	10,000	10,000	0	0
Stephen R. Rizzone	12,500	12,500	0	0
SDS Capital Group SPC Ltd.	110,000	110,000	0	0

PLAN OF DISTRIBUTION

We are registering the common stock on behalf of the above selling shareholders. The selling shareholders are offering shares of common stock that they received in connection with the private placement. As used in this prospectus, the term “selling shareholders” includes pledgees, transferees or other successors-in-interest selling shares received from the selling shareholders as pledgors, assignees, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling shareholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. We will not receive any of the proceeds of such sales by the selling shareholders.

The selling shareholders may sell their shares of common stock directly to purchasers from time to time. Alternatively, they may from time to time offer the common stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders or the purchasers of such securities for whom they may act as agents. The selling shareholders and any underwriters, broker/dealers or agents that participate in the distribution of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

The common stock may be sold by the selling shareholders from time to time in one or more transactions at or on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The sales may be made at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be affected by means of one or more of the following transactions (which may involve cross or block transactions):
•	a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•	transactions on any exchange or quotation service on which the shares may be listed or quoted at the time of sale in accordance with the rules of the applicable exchange;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	privately negotiated transactions;
•	transactions through the settlement of short sales;
•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale;
•	transactions through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; and
•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may also enter into option or other transactions with broker-dealers, or other financial institutions for the creation of one or more derivative securities, which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In connection with the sale of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker/dealers of other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these shares to close out such short positions, or loan or pledge common stock to broker/dealers that in turn may sell such securities.

The selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling shareholders. The foregoing may affect the marketability of such securities.

Pursuant to the registration rights agreement with the selling shareholders, all expenses of the registration of the common stock will be paid by us, including, without limitation, SEC filing fees; provided, however, that the selling shareholders will pay any broker or similar commissions, or, except to the extent otherwise provided for, any legal fees or other costs of the selling stockholders. The selling shareholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We will be indemnified by the selling shareholders severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005; and

•
our Current Reports on Form 8-K dated January 11, 2006, February 1, 2006, March 23, 2006, April 13, 2006 and April 21, 2006 and filed with the SEC on January 11, 2006, February 7, 2006, March 23, 2006, April 13, 2006, as amended on April 21, 2006, respectively.

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized capital stock consisted of 200,000,000 shares of common stock, par value $0.01 per share, 31,840,882 of which were outstanding as at March 31, 2006.

Description of Common Stock

Voting rights. All shares of our common stock have equal voting rights and, when validly issued and outstanding, the holders of shares of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders.

Dividends. The holders of outstanding shares of common stock are entitled to receive dividends, if any, out of assets legally available at such times and in such amounts as our board of directors may from time to time determine.

Preemptive, subscription, redemption and conversion rights. Holders of shares of our common stock have no preemptive, subscription or redemption rights, and there are no conversion provisions applicable to our common stock.

Liquidation. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive pro rata the assets of the company which are legally available for distribution to shareholders, unless there are outstanding shares of preferred stock with priority rights. Currently, we have no class of preferred stock authorized to be issued.

Stockholders’ Agreement

In connection with the share exchange, we, certain shareholders of Trident and the shareholders of Comtech Cayman entered into a stockholders’ agreement, which provides for the designation and voting by Trident’s shareholders and Comtech Cayman’s shareholders of persons to serve on our board of directors. Under the stockholders’ agreement, during the two-year period commencing on July 22, 2004, the Trident shareholders and the Comtech Cayman shareholders will be permitted to designate two and five persons, respectively, for nomination as directors at each annual meeting, and will be required to vote their shares of common stock for all such nominees. Until the expiration of the two-year period, any vacancies on our board of directors shall be filled by the appointment of directors either by (a) the remaining Trident nominees, if the vacancy was created by a Trident nominee or (b) by the remaining Comtech Cayman nominees, if the vacancy was created by a Comtech Cayman nominee.

Warrants

Prior to the share exchange, Trident granted warrants to purchase up to 925,417 shares of our common stock which were assumed as a part of the share exchange transaction. Each warrant represents the right to receive one share of the our common stock, at an exercise price of $3.00 per share for 484,452 common stock warrants and $2.50 per share for 440,965 common stock warrants. The warrants expire on July 1, 2009. The holders of these warrants, which include former directors and officers of Trident, were granted piggyback registration rights with respect to the underlying shares of common stock. All of the underlying shares were registered for resale under our registration statement on Form S-1, declared effective in February, 2005. As of the date hereof, of the warrants assumed as part of the share exchange transaction, warrants to purchase 767,963 shares of common stock are outstanding , and are included herein.

On January 1, 2004, we entered into a financial advisory agreement with Broadband Capital Management LLC, or financial advisory fee payable to Broadband upon consummation of the share exchange, we agreed to issue warrants to purchase up to 325,000 shares of our common stock to Broadband and certain of its affiliates. The holders of the Broadband warrants were granted piggyback registration rights with respect to the underlying shares of common stock. All of the warrants and the underlying shares were registered for resale under our registration statement on Form S-1, declared effective in February 2005. As of the date hereof, all of the warrants issued to Broadband and certain of its affiliates have been exercised and all underlying shares sold.

Maryland Takeover Statute

Under Section 3-602 of the Maryland General Corporation Laws, which prevents an “interested shareholder” - defined, generally, as a person owning 15% or more of a corporation’s outstanding voting stock - from engaging in a “business combination” with a publicly held Maryland corporation for five years following the date such person became an interested shareholder, unless: (a) before such person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination; (b) upon consummation of the transaction that resulted in the interested shareholder’s becoming an interested shareholder, the interested shareholder owns at least 80% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to various exceptions; or (c) following the transaction in which such person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of 66% of the outstanding voting stock of the corporation not owned by the interested shareholder. A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested shareholder. As a result, our principal shareholder and chief executive officer, Jeffrey Kang, who alone has the ability to control the outcome of all matters requiring shareholder approval, may engage in such business combinations without the protections of the Maryland takeover statute.

The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Comtech Group, Inc.
Room 10001, Tower C, Skyworth Building
High-Tech Industrial Park
Nanshan, Shenzhen 5180 PRC
011-86-755-267-43210
Attn: Hope Ni, Chief Financial Officer

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file with the SEC at the SEC's public reference room at 100 F Street, NE in Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at no cost from the SEC's website at http://www.sec.gov.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus has been passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

The consolidated financial statements of Comtech Group, Inc. as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, included and incorporated by reference in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

3,253,013 Shares Common Stock COMTECH GROUP, INC.

TABLE OF CONTENTS

	Page
Risk Factors	3	Prospectus
Disclosure Regarding Forward-
Looking Statements	14
Use of Proceeds	15
Security Holders	15
Plan of Distribution	17
Incorporation of Certain Documents
by Reference	18	May 8, 2006
Where You Can Find More Information	20
Legal Matters	20
Experts	20